Exhibit 99.2

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross releases 2017 Corporate Responsibility Report

Toronto, Ontario – August 1, 2018 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (“Kinross”) is pleased to present its 2017 Corporate Responsibility Report, a comprehensive and transparent account of the Company’s health and safety, socio-economic, community and workforce engagement, ethical conduct and environmental performance across its global operations.

“Corporate Responsibility (CR) is engrained into our core business and every facet of our operations at Kinross,” said J. Paul Rollinson, President and CEO. “Our approach to CR continues to focus on the well-being of our employees, host communities and surrounding environment, which includes generating sustainable benefits in the host countries and communities where we operate, and acting ethically and transparently. This report, which marks ten years of our formal CR reporting, provides important details about our strong performance and the measures we take to ensure we meet our commitments as a leading responsible mining company.”

Key elements of Kinross’ 2017 Corporate Responsibility Report, which is available at 2017corporateresponsibilityreport.kinross.com, include:

Putting People First – Health & Safety

•	A tragic fatal accident at the Kupol mine in Russia is a stark reminder of the utmost importance of keeping safety as a first priority. This was the first employee fatality at a Company mine site since 2012. The Report describes measures that have been implemented to improve safety, including a critical risks and controls program and improved reporting of high potential incidents.
•	Total Reportable Injury Frequency Rate (TRIFR) of 0.32, the lowest in Kinross’ history.

Generating Socio-Economic Value

•	$2.8 billion spent in host countries through wages and procurement of goods and services, including $800 million spent in local areas around our sites on wages, goods and services, and local taxes.
•	79% of goods and services sourced in-country, working with more than 3,500 suppliers.

Empowering our Communities

•	112,000 stakeholder interactions at operating sites.
•	Reached more than 850,000 beneficiaries through community programs.

Managing our Environmental Footprint

•	82% of water from operations recycled.
•	Among the lowest carbon footprint in comparison with our peers.
•	Further strengthened tailings dam management and monitoring program.

Engaging our Workforce

•	97.7% of Kinross workforce hired in host countries.
•	33% of board of directors are women.
•	Promoted employee development through core values, new 8 People Commitments, leadership development model, and the new online Kinross University.

Ethical Conduct

•	Zero cases of corruption or allegations of human rights violations.
•	Continued to improve processes and policies, including updating the Code of Business Conduct and Ethics and publishing a new Working with Integrity guidebook for employees.

www.kinross.com

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON Canada M5J 2V5

The Report follows the Global Reporting Initiative (GRI) framework, fulfills Kinross’ commitments as a participant in the United Nations Global Compact by publishing a “Communication on Progress” report, and includes coverage of how Kinross has linked business performance to the UN’s Sustainable Development Goals.

The Report also documents key stakeholder issues and Kinross’ responses on a site-by-site basis, and provides results from a recent socio-economic study examining how mining contributes to sustainable development in the rural areas around our Tasiast mine in Mauritania. The study demonstrates the significant reductions in poverty in the region around the Tasiast mine between 2011 and 2017.

Four case studies in the Report illustrate specific examples that relate to environmental stewardship through water conservation and world-class reclamation, and support for programs that empower Indigenous groups and women in communities around our mines. The case studies include:

•	Improving the Lives of Women and Children in West Africa
•	Strengthening Indigenous Culture in Russia
•	Paracatu Water Resource Protection with Local Farmers in Brazil
•	Trout Unlimited and Rocky Mountain Elk Foundation Partnership at Mineral Hill Reclamation Site near Yellowstone National Park

Kinross has also continued to evolve and improve how it approaches its Corporate Responsibility strategy. The Company updated its Guiding Principles for Corporate Responsibility after a cross-discipline review to ensure there is operational accountability through relevant metrics that track performance against each Principle. You can find Kinross’ Guiding Principles for Corporate Responsibility here.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross’ focus is on delivering value based on the core principles of operational excellence, balance sheet strength, disciplined growth and responsible mining. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Corporate Responsibility Contact

Ed Opitz

Vice-President, Safety and Sustainability

phone: 416-369-6476

ed.opitz@kinross.com

Media Contact

Louie Diaz

Director, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Senior Vice-President, Investor Relations and Corporate Development

phone: 416-365-3390

tom.elliott@kinross.com

Source: Kinross Gold Corporation

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